                                                                     Exhibit 2.3


MANAGEMENT'S DISCUSSION AND ANALYSIS
                                   FINANCIALS

COMPANY DESCRIPTION

Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation, Subsea and Seafood. The Transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"); the Subsea business is carried out through Stolt Comex Seaway S.A. ("SCS"), a subsidiary in which the Company held a 45% economic interest and a 61% voting interest as of November 30, 1999; and the Seafood business is carried out through Stolt Sea Farm Holdings Ltd. ("SSF").

At the SCS Annual General Meeting in April 2000, SCS will be renamed "Stolt Offshore S.A."

In 1999, the Company had consolidated net operating revenue of $1.8 billion, compared to $1.8 billion and $1.5 billion in 1998 and 1997, respectively. The following table summarizes the Company's results, adjusted for non-recurring items, which are described in more detail in the "Results of Operations" section which follows.


(U.S. dollars in millions)           1999     1998     1997
---------------------------------------------------------------------
Net income                          $  46.9     $  96.3     $  237.1
Non-recurring items:
Recognition of tax benefits of
   net operating loss
   carryforwards by SSF               (11.0)          -            -
Change in drydock accounting
   policy in SCS after minority
   interest                               -        (1.3)           -
Gain on sale of fixed assets           (5.0)       (6.2)       (10.6)
Gain on insurance settlements             -       (10.2)           -
Write down of certain assets
   SNTG                                   -           -         11.6
   SCS                                    -           -          4.2
   SSF                                    -           -         12.3
   Less tax benefits                      -           -         (5.2)
Gain on sale of common stock
   of subsidiary, net                     -           -       (139.5)
Extraordinary gain on early
   repayment of debt                      -           -         (7.4)
Restructuring charges
   SNTG                                 2.8           -            -
   SCS                                  1.6           -            -
---------------------------------------------------------------------
Income before non-recurring items   $  35.3     $  78.6     $  102.5
=====================================================================


GENERAL BUSINESS ENVIRONMENT

STOLT-NIELSEN TRANSPORTATION GROUP LTD.
SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated logistics solutions.

SNTG is the largest operator of parcel tankers and tank containers in the world. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller lots.

SNTG's parcel tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market is divided into two segments, deep-sea and intra-regional coastal, which depends on the routes and ships employed. Although SNTG faces significant regional competition in the tank container market, few competitors offer the same worldwide service and are of comparable size.

SNTG's terminals act as regional hubs to improve the operational efficiency of SNTG's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. SNTG currently owns and operates three tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 5.0 million barrels of liquid storage. SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 1.3 million barrels: (i) a 40% interest in Stolthaven Westport, a joint venture with the Bolton Group in Malaysia; (ii) a 31% interest in Dovechem Terminal Holdings Ltd., a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore, Indonesia and Malaysia; and (iii) a 50% interest in Jeong Il Tank Terminal ("JTT") which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting.

In January 2000, SNTG entered into an agreement to purchase 620 acres of land in Louisiana. SNTG plans to construct a terminal containing 80 tanks with 1.5 million barrels of storage capacity and associated ship, rail and trucking facilities at a total cost in excess of $50 million.

Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for the products SNTG carries and stores, location of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore upon SNTG.

The supply of parcel tankers is influenced by the number of new ships delivered into the market, scrappings, and industry regulation. For certain products carried (usually larger commodity type products rather than specialty chemicals), parcel tankers may face competition from some of the most sophisticated of the product tankers. The world order book for newbuildings, to be delivered over the next three years, with 70% scheduled for delivery in 2000, stands today at 10% of the total competitive fleet of deep-sea parcel tankers. Adjusting for expected scrappings and downgradings, the Company expects the world net supply of tonnage to grow by 3% per year over this period.

SNTG's tank container operations compete with other tank container operators, shipper-owned tank containers, barrel drums, liquid bags, and, on land, with truck and rail tank cars. The supply of tank containers is influenced by the number of tank containers constructed and industry regulations.

After a period of strong growth in chemical shipments in the mid 1990's, the economic crisis in the Asia Pacific region and other developing areas resulted in a decrease in parcel tanker and tank container volumes into and within Asia Pacific. This situation combined with an increase in the supply of parcel tankers and tank containers resulted in both contract and spot rates declining in 1998 and into early 1999. As the Asia Pacific economies began a slow but steady recovery, volumes began to improve in most areas in the second half of 1999 and margins also showed some improvement. The supply of parcel tankers still exceeds demand but the gap appears to be shrinking as the newbuilding programs of SNTG and its competitors near an end in 2000 and 2001.

STOLT COMEX SEAWAY S.A.
SCS is a leading subsea contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering. SCS operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa, the Middle East, South America, and North America.

In December 1999, SCS acquired ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"), which secures SCS a major position in the rapidly expanding deepwater construction market in West Africa. This acquisition enables SCS to offer its customers a larger range of products and services. SCS now has the ability to lay all diameters of pipe in all water depths, to engineer and project manage the installation of Floating Production Storage and Offloading units and other designs for large deepwater field development projects.

SCS has paid GTM $130 million in cash and has issued 6.1 million SCS Class A shares. These shares are subject to a minimum guaranteed price which is expected to give GTM a total price for its ETPM shares in the range of $237.5 to $243.6 million.

In December 1999, SCS and NKT Holding A/S ("NKT") formed a new joint venture to manufacture flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. SCS issued approximately 1.8 million Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in the venture.

The Company expects to realize, in the first quarter of 2000, a non-recurring, non-operating gain from the dilution of its interest in SCS as a result of the SCS Class A shares issued as consideration to GTM and NKT.

In February 2000, SNSA converted $100 million of debt owed by SCS to SNSA into
10.3 million SCS Class A shares. After the conversion, SNSA holds a 48% interest in SCS.

In August 1998, SCS acquired the Ceanic Corporation ("Ceanic") in a strategic move to secure a major position in the growing and important Gulf of Mexico market. The acquisition gives SCS an established base in Houston from where major U.S. customers direct their worldwide business. With Ceanic, SCS took ownership of a substantial fleet of ships, remotely operated vehicles ("ROVs"), and other related technologies. Ceanic was the dominant contractor in the shallow water oil field maintenance market and was moving into deeper waters with dynamically positioned ships and deep water ROVs acquired over the past year.

The market for SCS's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices. The price of oil fell dramatically during the latter part of 1998 and continued to be low during the early part of 1999. This affected different segments of the industry in different ways. New field developments in shallow water can be turned on or off at relatively short notice and this was particularly noticeable in the U.K. sector of the North Sea and the U.S. Gulf of Mexico during 1999 where the markets for the Company's services were well below those seen in previous years. However, new developments in deeper water, SCS's core activity, have longer lead times and, require a greater length of time for the planning and installation phases. These areas remained relatively stable during 1999.

STOLT SEA FARM HOLDINGS LTD.
SSF produces, processes, and markets high quality seafood with salmon production sites in Norway, North America, Chile, and Scotland; trout production sites in Norway; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway, and sturgeon and caviar production in the U.S. SSF has worldwide marketing operations with a particular emphasis on Japan and the U.S.

The salmon farming industry is the fastest growing food industry with an annual growth rate of 12.3%. As the world population grows and the supplies of proteins from traditional agriculture seems limited, while individuals increasingly seek healthier products like fish, and the supply of wild catch seems to have reached its peak level, the demand for farmed fish is expected to increase. Approximately 90% of SSF's revenue is derived from the sale of Atlantic salmon. The remaining 10% of SSF's revenue is from new species of which only turbot has yet reached the commercial stage.

Of the main competitors in the industry, SSF is the only one with a presence in all the big four farming regions--Norway, Chile, Canada and the UK. SSF is also the only one with an in-market sales organization in all main markets. SSF's unique position within the industry is further emphasized due to the fact that SSF is currently also the only one of the main salmon producing companies that has divested into other new species.

In September 1999, SSF purchased D. E. Salmon, an entity with a hatchery, five marine site licenses (two undeveloped) and a processing plant in Maine for $3.8 million.

In August 1999, SSF acquired International Aqua Foods Ltd. ("IAF"), a publicly-listed company, for approximately $11.0 million and the assumption of $9.2 million in debt. IAF is involved in salmon and tilapia hatchery operations in Canada and the U.S., and salmon and trout farming in Chile.

MULTICURRENCY ACTIVITIES

The functional and the reporting currency of the Company, as well as that of a majority of SNTG's activities is the U.S. dollar. In SCS, the functional currencies of the subsidiaries that operate in the North Sea, which represents a significant portion of SCS activity, are the Norwegian kroner, the British pound and the Euro. The functional currency of other significant SCS subsidiaries is primarily the U.S. dollar. In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, the Euro and the Japanese yen.

Because revenues and expenses are not always denominated in the same currency, the Company enters into forward exchange and options contracts to hedge capital expenditure and operational non-functional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.

RESULTS OF OPERATIONS

Results of operations are discussed below by business down to gross profit level for SNTG and SSF and to net income for SCS and then on a consolidated basis for the remaining captions in the statements of income.

STOLT-NIELSEN TRANSPORTATION GROUP LTD.
TANKERS
The total number of ships owned and/or operated by SNTG as of November 30, 1999 was 130 representing 2.3 million dwt. Of this total, 71 ships participated in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep sea intercontinental market. The remainder of the ships provide regional services. The composition of the fleet at November 30, 1999 was as follows:


                                                      % of the Joint
                                                    Service net revenue
                                Number   Millions    for the year ended
                               of ships   of dwt      November 30, 1999
------------------------------------------------------------------------
Joint Service:
Stolt-Nielsen Transportation
   Group Limited                   40       1.29          66.3
NYK Stolt Tanker S.A.
   ("NYK Stolt")                    7       0.17          10.5
Rederi AB Sunship                   6       0.24           7.6
Barton Partner Limited              4       0.06           6.7
Bibby Pool Partner Limited          3       0.04           4.9
Unicorn Lines (Pty) Limited         2       0.03           3.0
Stolt NYK Asia Pacific
   Services Inc. ("SNAPS")          1       0.01           1.0
------------------------------------------------------------------------
                                   63       1.84         100.0
Time-chartered ships                8       0.23
------------------------------------------------------------------------
Total Joint Service                71       2.07
Ships in regional services         59       0.26
------------------------------------------------------------------------
Total                             130       2.33
========================================================================


Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, its number of operating days during the period, and an earnings factor.

In its results of operations, SNTG includes 100% of the net operating revenue of the Joint Service, and then shows as tanker operating costs all the voyage costs associated with the ships, and the earnings distributed to the other participants in the Joint Service. SNTG's share of the net income in NYK Stolt and SNAPS is included in "equity in net income of non-consolidated joint ventures" in the Company's consolidated statements of income.

Net operating revenue in 1999 decreased 6% to $618.0 million, from $657.8 million in 1998 which was a 1% decrease from $665.2 million in 1997. The changes in revenue can be explained as follows:

(i) Freight rates declined over this period as a result of weaker demand, particularly from the Asia Pacific economies, partially offset by increased exports out of Asia Pacific, and increased competition due to an increase in parcel tanker supply.

(ii) SNTG's fleet in 1999 averaged 2.21 million dwt, a decrease of 1% from 2.24 million dwt in 1998, which was an increase of 12% from 2.0 million dwt in 1997.

(iii) Cargo carried in 1999 was 22.1 million tons, an increase of 6% from 20.9 million tons in 1998 which was an increase of 2% from 20.5 million tons in 1997.

In 1999, 59% of tanker revenue was under Contracts of Affreightment ("COA"), typically one year in duration. The remaining 41% were based on spot rates. The percentage of COA's to contracts fixed on spot rates remained broadly similar to 1998.

Supplier partnerships with key customers now represent 20% of SNTG's net operating revenue. These partnerships are formal agreements with defined common objectives and seek to reduce the overall costs of transportation for customers through more efficient operations.

SNTG's tanker operation had gross profit of $88.6 million, $118.1 million, and $146.4 million in 1999, 1998, and 1997, respectively, and gross margins of 14%, 18% and 22%, respectively. The decrease in gross profit in 1999 and 1998 is due to weaker demand, particularly from the Asia Pacific economies, combined with a more competitive market due to the over- tonnage situation. There were signs toward the latter half of 1999 that this situation has begun to reverse itself with increased shipments and improvement in spot market rates.

The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses, and bunkers), per ship operating day declined approximately 10% in 1999, after declining 13% and 9% in 1998 and 1997, respectively. During the same three year period, the operating cost per day of SNTG's fleet in the Joint Service decreased by 9% in 1999, decreased by 10% in 1998, and remained stable in 1997. The decreases in operating costs are due to a newer more efficient fleet, lower bunker costs in 1998 and early 1999, and a strong U.S. dollar.

In 1994, SNTG embarked on a newbuilding program to construct 25 new parcel tankers (of which two were subsequently canceled) designed to meet increasing demand for its transportation services and replace the first generation of purpose-built parcel tankers built in the early to mid-1970s. The ships in the newbuilding program have greater capacity than the units they are replacing and introduce a series of features to increase the operational efficiency, reduce operating costs, and be environmentally safer than previous generations of parcel tankers. The newbuilding program is summarized in the table below:


                                  Delivered            Estimated
                                      as of           deliveries
      DWT      Shipyard           Nov.30.99                 2000
 per ship      location   (NUMBER OF SHIPS)    (NUMBER OF SHIPS)
-------------------------------------------------------------------
   37,000(a)   Denmark                    8                    1
   37,000(b)   France                     1                    0
   22,450(a)   Spain                      2                    4
   11,500(c)   Japan                      4                    0
    5,200      Italy                      2                    1
-------------------------------------------------------------------
                                         17                    6
===================================================================


(a) Ship numbers 5 and 7 of the Danish series and ship number 2 of the Spanish series have been delivered to NYK Stolt.

(b) Ship numbers 2 and 3 of the French series have been rescinded.

(c) All ships owned and operated by Stolt NYK Asia Pacific Inc., a 50/50% joint venture between NYK and SNTG.

Over the last three years, SNTG has sold five ships and scrapped three. Of the five ships sold, three were sold to a third party and remain marketed by the Joint Service. The remaining two were sold out of the market.

In October 1999, SNTG and Marine Transport Corporation Inc. ("MTC") announced the formation of a joint venture company which has purchased two chemical parcel tankers that will be operated by SNTG in the international market and by MTC in the U.S. market. The parties, each with a 50% interest, have also concluded a Network Alliance to focus on providing chemical marine transport services within the U.S. to their mutual customers.

TANK CONTAINERS
Net operating revenue in 1999 was $206.1 million, a 6% decrease from $218.8 million in 1998, which was at the same level with $219.0 million in 1997. A portion of the decrease is attributable to the loss in revenue from the sale to TransAmerica Leasing Inc., in February 1999, of 2,830 tank containers, which had previously been leased out to third parties. Tank container shipments in 1999 totaled 52,922, an 11% increase from shipments of 47,607 in 1998, which were at the same level with shipments of 47,591 in 1997. Shipments increased in 1999 in almost all major regions, particularly shipments into and within Asia Pacific. Prior to 1998, the market for tank containers had enjoyed rapid broad-based growth for several years. In 1998, the growth in the tank container market slowed considerably, primarily the result of weakened demand for tank container shipments into and within Asia Pacific, partially offset by increased shipments from Asia Pacific and other developing markets.

As of November 30, 1999, SNTG controlled a fleet of about 14,000 tank containers, a 2% increase over the 13,751 tank containers controlled at the end of 1998 which was a 7% increase over the 12,800 tank containers controlled at the end of 1997. This increase is due to the purchase of new tank containers, the on-hire of new tanks and an increase in the number of tank containers under management on behalf of other owners partly offset by the sale of 2,830 tank containers. SNTG currently has commitments for the future delivery of 1,020 tank containers of which 340 will be delivered in 2000.

SNTG's tank container operation had gross profit of $42.6 million, $55.0 million, and $59.5 million in 1999, 1998, and 1997, respectively, and gross margins of 21% in 1999, 25% in 1998, and 27% in 1997. Margins declined in 1999 due to increased pricing pressure, although there was a slight recovery in margins during the later part of the year. This was offset in part by cost savings and increased utilization. Margins declined in 1998 due to continued pricing pressure in all of SNTG's major markets which was in part brought about by an oversupply of tank containers combined with weaker demand for shipments into and within Asia Pacific. This impact was partly offset by cost reductions.

TERMINALS
Net operating revenue in 1999 increased 3% to $55.4 million from $53.8 million in 1998, which was a 15% increase from $46.7 million in 1997. Total marketable capacity increased to 5.0 million barrels by the end of 1999, compared to 4.9 million barrels and 4.7 million barrels at the end of 1998 and 1997, respectively. The increase in the current year is the result of completing an expansion project in Houston with a capacity of 0.1 million barrels. Average capacity utilization was 90% in 1999, 91% in 1998, and 80% in 1997. The slight decrease in average capacity utilization in 1999 was attributable to the non-renewal of two customer contracts at the Chicago facility. The increase in 1998 largely was attributable to an improvement in the clean petroleum market in Perth Amboy.

Gross profit of SNTG's terminal operation was $20.4 million, $16.6 million, and $12.6 million in 1999, 1998, and 1997, respectively, and gross margins were 37%, 31%, and 27%, respectively. Margins improved in 1999 from 1998 as a result of reduced operating costs in Brazil due to currency devaluation against the U.S. dollar, and lower expenses at Perth Amboy. Margins improved in 1998 from 1997 as a result of improved utilization partially offset by a bad debt write off at the terminal in Santos.

STOLT COMEX SEAWAY S.A.
Net operating revenue decreased to $640.7 million in 1999 from $649.8 million in 1998 largely as a result of poor market conditions in the U.K., particularly in field development, and the Gulf of Mexico. The increase of revenue in North America regional business is entirely due to the full year impact of the acquisition of Ceanic. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the Ceanic acquisition, resulted in a decrease in net income before tax to $7.7 million in 1999 from $71.8 million in 1998. Poor project performance in Asia Pacific also contributed to the reduction in net income before tax.

Net operating revenue increased to $649.8 million in 1998 from $431.1 million in 1997 largely as a result of additional business in the North Sea, the full year impact of ships added to the fleet during 1997, and the impact of the acquisition of Ceanic. Net income before tax increased to $71.8 million from $50.1 million in 1997 reflecting the above factors together with reduced borrowing costs following two successful equity offerings in 1997.

SCS's fleet of ships is comprised of deepwater construction support ships and its smaller shallow fleet and barges. The utilization rate of deepwater construction support ships was 77% in 1999 compared to 86% in 1998 and 92% in 1997. The utilization of the smaller fleet and barges was 43% which was slightly lower than 1998. Utilization in 1999 was affected by the factors described above but remained relatively high on the deepwater ships due to the success of asset deployments on contracts worldwide. Utilization in both 1998 and 1997 was high due to favorable market conditions and SCS's success in securing contracts worldwide. In 1998, utilization was lower than in 1997 as a result of repositioning the Seaway Hawk and the Seaway Eagle to the Gulf of Mexico and North Sea, respectively.

SCS had a gross profit of $72.4 million, $108.9 million, and $77.8 million in 1999, 1998, and 1997 respectively, with gross margins of 11%, 17%, and 18%, respectively. The decrease in gross profit in 1999 was largely the result of those factors mentioned above.

SCS's backlog at January 31, 2000 stands at $1,060.2 million, of which $607.6 million is for 2000. Included in this figure is $477.8 million for the newly acquired business of ETPM. This compares to a backlog at January 31, 1999 of $597.6 million, of which $382.3 million was for 1999.

STOLT SEA FARM HOLDINGS LTD.
Net operating revenue in 1999 increased 20% to $260.7 million from $216.5 million in 1998, which was a 32% increase from $164.1 million in 1997. The increase in net operating revenue was primarily due to higher volumes in the North America markets and stronger prices in those markets due to increased demand. In Norway, net operating revenue increased 5% even after the sale of five concessions in 1998, due to stronger salmon trout prices and increased salmon sales. In the Asia Pacific region, volumes continue to grow as does the proportion of higher priced Value Added Products. Total Atlantic salmon and salmon trout volumes sold were 57,900 tons in 1999, 46,000 tons in 1998, and 34,800 tons in 1997 of which 35,600 tons, 29,500 tons, and 22,000 tons, respectively, was SSF's own production, the remainder being sourced from other producers. The increase in the volume of own production in 1999 reflects the contributions of acquisitions in Canada and the U.S., increased capacity utilization of the farms in Canada and increased feed quotas available to farmers in Norway.

In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers, in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the EU market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government in July 1997 reached an agreement with the EU for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricts the increase in supply of Norwegian salmon into the EU market to 10% per year; requires the average sales price to be at or above an agreed minimum price; and increases the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The demand/supply balance in the EU market has in 1999 and 1998 been more favorable to the salmon farming industry in Europe, due in some part to the more restricted supply from Norway, but also due to the high incidence of disease in the Scottish salmon farming industry which has resulted in reduced supply from Scotland, and increasing exports of Norwegian farmed salmon to the Asia Pacific market.

SSF had gross profit of $46.7 million, $31.5 million, and $17.5 million in 1999, 1998, and 1997, respectively. Gross margins were 18% in 1999, 15% in 1998, and 11% in 1997. The increase in gross profit in 1999 was due mainly to continuing improvement in profitability in the North American markets. This reflected a combination of slightly stronger market prices and lower production costs due to exceptional growth in Western Canada. Profitability in Norway continued to improve due to benefits of the reorganization effected by management in 1997. In the Asia Pacific region, profitability improved due to a combination of a stronger market for salmon trout and frozen salmon in the year, and the increasing volumes of the Value Added Product sales.

RESTRUCTURING CHARGES AND WRITE DOWN OF CERTAIN ASSETS
In 1999, SNTG and SCS recorded restructuring charges of $2.8 million and $1.6 million, respectively. In order to streamline operations, SNTG relocated its Haugesund, Norway office to Rotterdam, Holland and its Somerset, New Jersey operations to Houston, Texas. SCS reorganized its North Sea operations and closed certain offices in the U.K. and Norway. Substantially all of the charges were paid in the year ended November 30, 1999, and any remaining liability is expected to be fully settled in 2000.

Effective December 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As a consequence, in 1997 the Company recognized a write down within SNTG amounting to $11.6 million, before income tax, in respect of certain assets at its Perth Amboy terminal. Projections indicated that due to the downturn in the North East U.S. specialty chemical industry and a reduced market demand for the type of storage facilities offered by these assets, the cash flows which will be generated by the assets did not support their carrying value. The assets were written down to values considered by management to be their fair market value.

In 1997, SCS also recognized a write down of $4.2 million, before income tax, in respect of certain assets which are unable to generate sufficient utilization, and therefore cash flows, to support their net book value.

In light of the Norwegian government's agreement with the EU in 1997, the Company deemed that the cost of its investment in its SSF Norwegian operation had been permanently impaired, and wrote down in 1997 the entire goodwill balance of $3.6 million relating to this investment.

Projections also indicated that future cash flows to be generated from certain other assets of SSF may not be sufficient to recover their carrying value, and accordingly, in 1997, SSF recognized a write down of $8.7 million in respect of these assets.

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES
The Company's equity in the net income of non-consolidated joint ventures was $4.7 million in 1999 compared to $17.3 million and $19.6 million in 1998 and 1997, respectively. The reduction in 1999 is primarily due to the completion of a project specific SCS joint venture in the North Sea, reduced activity of SCS's Seaway Heavy Lifting Limited ("SHL") and generally lower results from the SNTG tanker joint ventures partly offset by increased profits from SNTG's terminal joint ventures.

The decrease in 1998 compared to 1997 is due to a decrease in SNTG joint venture results partially offset by the improved results of the SHL joint venture in SCS.

ADMINISTRATIVE AND GENERAL EXPENSES
Administrative and general expenses increased to $158.7 million in 1999 from $157.1 million in 1998. The increase is largely due to the full year effect of the Ceanic acquisition for SCS, partly offset by lower costs at SNTG.

Administrative and general expenses increased to $157.1 million in 1998 from $139.6 million in 1997. This increase occurred mainly in SCS and was largely due to the acquisition of Ceanic and increased profit share provisions within SCS. Profit share provisions in 1998 were $1.7 million, $5.7 million, and $0.7 million for SNTG, SCS, and SSF, respectively. The increase was partially offset by the impact of the strengthening of the U.S. dollar.

NON-OPERATING INCOME AND EXPENSE
NET INTEREST EXPENSE Net interest expense increased to $65.4 million in 1999 from $53.3 million and $57.0 million in 1998 and 1997, respectively. The increase in 1999 is a result of the higher debt level in 1999 as a result of the Company's capital expenditure program. The decrease in interest expense in 1998 from 1997 reflects a general decline in interest rates during the year and lower borrowings by SCS subsequent to its two secondary offerings in March and November 1997.

GAIN ON DISPOSAL OF ASSETS, NET In 1999, the Company sold 2,830 of SNTG's tank containers, which were leased out to third parties, to TransAmerica Leasing Inc., and recognized a gain of $3.8 million on these sales. The Company also sold other assets with a net gain of $1.2 million.

In 1998, the Company recognized a gain of $10.2 million from an insurance settlement for the total loss of the Stolt Spirit. The Company also recognized a gain of $5.2 million on the sale of fish farming concessions in Norway. The Company also sold other assets with a net gain of $1.0 million.

In 1997, the Company sold four of SNTG's ships, including two ships for scrap, and recognized a gain of $5.3 million on these sales. The Company also recognized a gain of $4.9 million on certain assets in SCS which were swapped with third parties at fair market value. The Company sold other assets with a net gain of $0.4 million.

GAIN ON SALE OF COMMON STOCK OF SUBSIDIARY, NET In two separate transactions during 1997, the Company recognized total gains amounting to $139.5 million, net of expenses, on the sale of Common shares of SCS.

In January 1998, subsequent to these transactions, SCS completed a two-for-one share split. The figures quoted below have been restated to reflect the share split.

In March 1997, SCS completed a secondary offering of 8.05 million new Common shares raising net proceeds of $64.6 million. Concurrent with the completion of the secondary offering, SCS exchanged 14.0 million Class B shares (which are economically equivalent to 7.0 million Common shares) for $57.6 million of debt owed to SNSA. As a consequence of the offering and debt-for-equity exchange, the Company realized a gain, on a before and after income tax basis, of $9.5 million on the reduction of its economic interest in SCS from 70% to 60%.

In November 1997, SCS completed a secondary offering of 4.0 million Common shares. In conjunction with the offering, SNSA sold 4.0 million Common shares of SCS. These transactions raised net proceeds of $232.2 million and resulted in the Company realizing a gain, on a before and after income tax basis, of $130.0 million as its economic interest in SCS was reduced from 60% to 43%.

OTHER, NET In 1998, SCS changed its accounting policy for drydocking from an accrual basis to a deferral basis. The effect of this change is a gain of $3.1 million, net of taxes, before minority interest.

INCOME TAX PROVISION
The 1999 results include a tax provision of $0.5 million compared to $26.5 million in 1998 and $13.2 million in 1997. The 1999 provision reflects the recognition of a $11.0 million in tax benefits of net operating loss carryforwards by SSF. In 1998, the increase was principally due to an increase in the level of income before income taxes recognized in Norwegian and U.K. tax jurisdictions of SCS.

EXTRAORDINARY ITEM
In October 1997, the Company prepaid debt relating to the first four ships in SNTG's Danish newbuilding series. The early repayment of the debt under the terms of the loan agreement with the Danish Ship Credit Fund ("DSCF") resulted in an extraordinary gain, on a before and after income tax basis, of $7.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity for the Company is derived from a combination of cash generated from operations and funds from commercial bank borrowing facilities and private placements. The Company's borrowing facilities include revolving credit agreements and other credit lines which cover short-term needs for funds, and longer-term borrowings principally to finance capital expenditures and acquisitions.

SNTG generally operates with negative working capital which reflects the collection/payment cycle. Invoicing usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. SCS requires working capital as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed when a specified level of progress is achieved on a project. In SSF, the production cycle for the Atlantic salmon takes between two and four years and therefore requires working capital to finance inventory.

In 1999, the Company generated cash from operating activities of $194.3 million. This compares with the $212.0 million and $179.0 million in 1998 and 1997, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years.

Net investing activities utilized $248.2 million in 1999. Significant investing activities during the year were (i) capital expenditures of $303.3 million as described in further detail below, (ii) payments of $21.8 million including $11.0 million to acquire IAF, net of cash acquired, $3.8 million to acquire D.E. Salmon, and $6.9 million to purchase additional shares of SCS, (iii) payments of $38.2 million for investments in affiliates and others and (iv) $1.0 million for the increase of restricted cash deposits. Offsetting these expenditures were (i) $117.8 million of proceeds from sale of ships ($56 million), tank containers ($52 million) and other assets, and (ii) $13.2 million of dividends received from non-consolidated joint ventures. Capital expenditures for the year include
(i) progress-payments on newbuildings under construction and final payment on the delivery of five newbuildings for SNTG, (ii) the purchase of new tank containers, (iii) progress payments on terminal capacity expansion at the Houston terminal, and (iv) SCS's purchase of ROVs.

Net investing activities utilized $555.8 million in 1998. Significant investing activities during the year were (i) capital expenditures of $378.8 million as described in further detail below, (ii) payments of $217.6 million to acquire Ceanic and Gaelic Seafoods (Scotland) Limited, net of cash acquired, and (iii) payments of $31.8 million for investments in affiliates, including the acquisition of a 25% interest in Dovechem. Offsetting these expenditures were
(i) $57.6 million of proceeds from sale of ships and other assets, (ii) $18.4 million of dividends received from non-consolidated joint ventures, and (iii) $5.8 million for the reduction of restricted cash deposits. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final payment on the delivery of two newbuildings for SNTG (the Stolt Efficiency and the Stolt Shearwater), (ii) the purchase of new tank containers,
(iii) progress payments on terminal capacity expansion at the Houston and Santos terminals, and (iv) SCS's purchase of the Seaway Legend and investments in ROVs.

Net investing activities utilized $429.9 million in 1997, mainly on capital expenditures of $450.9 million. Capital expenditures include (i) progress-payments for SNTG on newbuildings under construction and final payment on the delivery of two newbuildings for SNTG (the Stolt Inspiration and the Stolt Creativity), (ii) the purchase of new tank containers, (iii) progress payments on terminal capacity expansion at the Houston and Santos terminals, and
(iv) SCS's acquisition and completion of the Seaway Eagle, acquisition of the Seaway Hawk and investments in new ROVs. The Company also made payments of $22.3 million to acquire the Rhine River parcel tanker business of Hamburger Lloyd and the tank container business of Challenge International. Offsetting the capital expenditure was $47.9 million of proceeds from sale of ships and other assets and $5.1 million received from the reduction of restricted deposits.

Net cash provided by financing activities totaled $36.5 million in 1999. The principal uses of cash were: (i) the repayment of long-term debt of $74.4 million, and (ii) payment of dividends of $20.5 million. The significant sources of 1999 funding include: (i) the issuance of $117.4 million of new long-term debt, consisting of secured debt or debt with negative pledge covenants related to certain ship assets, and (ii) $1.3 million proceeds from the exercise of stock options for the shares of the Company and of SCS.

Net cash provided by financing activities totaled $312.3 million in 1998. The principal uses of cash were: (i) the repayment of long-term debt of $82.7 million, (ii) payment of dividends of $27.5 million, and (iii) the purchase of treasury stock of $8.5 million. The significant sources of 1998 funding include:
(i) the issuance of $435.1 million of new long-term debt, consisting of unsecured debt in the form of private placement notes, and secured debt or debt with negative pledge convenants related to certain ship assets, and (ii) $1.0 million proceeds from the exercise of stock options for the shares of the Company and of SCS.

Net cash provided by financing activities totaled $314.0 million in 1997. The principal uses of cash were: (i) the repayment of long-term debt of $211.3 million and (ii) payment of dividends of $27.3 million. The significant sources of 1997 funding include: (i) $179.8 million from the two equity offerings by SCS of 8.05 million and 4.0 million Common Shares in March and November 1997, respectively, and $117.1 million from the sale of 4.0 million Common Shares of SCS held by the Company, (ii) the issuance of $246.9 million of new long-term debt, consisting of unsecured debt in the form of private placement notes, and secured debt related to certain ship purchases, (iii) $7.4 million proceeds from the gain on the early retirement of debt, and (iv) $6.3 million proceeds from the exercise of stock options.

As of November 30, 1999, the Company had total capital expenditure commitments outstanding of $230 million, of which approximately $217 million will be spent in 2000 and the remaining $13 million spent in subsequent years. These commitments are for a variety of capital projects primarily newbuilding purchases in Denmark, Spain and Italy; the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the modification of a construction ship and the purchase of ROVs.

The Company's current plans are expected to result in capital expenditures of $680 million in 2000 of which $600 million is for designated projects. Included in the $680 million is approximately $280 million designated for the acquisition of ETPM. The Company has scheduled principal and interest payments of approximately $185 million and anticipated dividends of $15 million. As part of the NKT and ETPM acquisitions, SCS issued $139 million in equity. SCS has also secured a one year $150 million bridge loan agreement with Den norske Bank ASA, relating to the acquisition of ETPM. Also in early 2000, the Company received $112 million in proceeds from issuance of 14 year debt to the DSCF for two 37,000 dwt parcel tankers. The Company also has a commitment from a bank syndicate, led by Citibank, for a five year financing of $21 million on a ship being built in Italy. After the aforementioned financings and an estimated $210 million of cash received from operating activities before interest, the Company will have a net funding requirement of $248 million which will be funded by existing cash and drawdowns on existing long-term revolving credit lines.

At November 30, 1999, the Company's cash and cash equivalents totaled $20.4 million. The Company had corporate facilities and other short-term lines of credit of $704.9 million of which $570.7 million is available for future use. Total bank loans and short-term and long-term debt amounted to $1,212.6 million, of which $622.7 million is secured by ships and other assets and $589.9 million is unsecured. The net debt to net tangible equity ratio at November 30, 1999 was
1.16 to 1.

On November 16, 1999, the Board of Directors of the Company approved an interim dividend of $0.125 per Common share and Class B share which was paid on December 15, 1999 to all shareholders of record as of December 1, 1999. The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 1999 of $0.125 per Common share and Class B share will be paid in May 2000.

In January 2000, SNSA announced its intention to offer Common shareholders the opportunity to exchange Common shares for an equal number of the Company's Class B shares. The Company is also offering to holders of options to purchase Common shares, the opportunity to elect to receive, immediately following exercise, a Class B share in exchange for each Common share issuable upon the exercise of such common option.

MARKET RISK

The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposure and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

CURRENCY RATE EXPOSURE
The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time period and confidence level. As of November 30, 1999, the Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $0.6 million and $2.1 million from adverse changes in foreign exchange rates and interest rates, respectively. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

INTEREST RATE EXPOSURE
Based on the Company's overall interest rate exposure as of November 30, 1999, a near-term change in interest rates would not materially affect the Company's consolidated financial position, results of operations, or cash flows. As of November 30, 1999, the large majority of the consolidated debt was fixed-rate debt (approximately 80%).

A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 21 to the consolidated financial statements.

ENVIRONMENTAL AND REGULATORY COMPLIANCE

The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

The Company's businesses are subject to various international, national and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $3.1 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $4.25 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $700 million per occurrence for ships when calling for ports in the U.S. and $500 million for other parts of the world. Non-marine liabilities are insured up to $125 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90, and CERCLA, which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedging accounting.

SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to derivatives and certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The Company intends to adopt SFAS No. 133 beginning with the first quarter of fiscal year 2001.

The Company has not yet quantified the impacts of adopting SFAS No. 133 on the amounts presented under U.S. generally accepted accounting principles. However, the Statement could increase volatility in earnings and other comprehensive income.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs, including internal costs, that are incurred in the preliminary project stage to be expensed as incurred. Once the specified capitalization criteria have been met, directly attributable development costs should be capitalized. The Statement also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to the initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had SOP 98-1 been in effect when those costs were incurred. The Company has not determined the impact, if any, SOP 98-1 will have on the Company's consolidated financial statements.

In April 1998, the AICPA issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. SOP 98-5 requires costs of start-up activities to be expensed as incurred and is effective for fiscal years beginning after December 15, 1998.The Company has not determined the impact, if any, SOP 98-5 will have on the Company's consolidated financial statements.

EURO

The Company has carried out an initial review of the impact of carrying out business in an additional currency, and it is anticipated that the use of the Euro will not have a significant impact on the manner in which it conducts its business affairs. Those financial systems which must be upgraded to provide Euro compliance will be systematically upgraded to meet commercial requirements. Any foreign exchange risks will be assessed and managed as part of the Company's foreign exchange program.

YEAR 2000 ISSUE

In 1997, the Company established a company-wide initiative to identify, evaluate, and address Year 2000 issues covering the information technology systems and applications used in its three businesses. In addition, the project included a review of the Year 2000 compliance efforts of key suppliers, customers, and other principal business partners. To date, the Company has not experienced significant systems problems relative to the turn of the millennium. However, there can be no assurances that the Company, or its suppliers, customers or other principal business partners will not experience significant systems problems during fiscal 2000 or thereafter, nor whether such problems, if they occur, could have a material adverse effect on the Company's operations.

The Company incurred approximately $1.2 million in expenses through the end of fiscal 1999 in connection with the efforts on Year 2000 issues. The Company, at this time, does not anticipate any significant costs in fiscal 2000 or thereafter relative to Year 2000 compliance.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, including the message from the Chairman, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; and adverse weather conditions. Additional information concerning these as well as other factors is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1998. Copies of these filings may be obtained by contacting the Company or the SEC.

SELECTED CONSOLIDATED FINANCIAL DATA


For the years ended November 30, (in millions, except per share data)       1999        1998        1997        1996         1995
----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue                                                   $1,780.9    $1,796.6    $1,526.1    $1,350.5    $1,308.9
Income from operations                                                  $  112.2    $  190.3    $  165.6    $  136.1    $  176.9
Net income                                                              $   46.9    $   96.3    $  237.1    $   91.9    $  105.0
Net income per share(a)
     Basic                                                              $   0.86    $   1.76    $   4.34    $   1.73    $   2.36
     Diluted                                                            $   0.86    $   1.75    $   4.28    $   1.72    $   2.32
Weighted average number of Common and
     Class B shares and equivalents outstanding(a)
     Basic                                                                  54.5        54.7        54.7        53.2        44.4
     Diluted                                                                54.8        55.0        55.4        53.4        45.2
Cash dividends paid per share(a)                                        $   0.37    $   0.50    $   0.50    $   0.25    $  0.375

Other data:
Non-recurring items, net(b)                                             $   11.6    $   17.7    $  134.6    $    2.9    $   (8.1)
==================================================================================================================================


As of November 30,                                                          1999        1998        1997        1996        1995
----------------------------------------------------------------------------------------------------------------------------------
Current assets less current liabilities (including
     current portion of long-term debt)                                 $  111.3    $  132.4    $  112.0    $   41.8    $  (43.5)
Total assets                                                            $3,058.4    $3,008.1    $2,402.8    $1,978.5    $1,687.4
Long-term debt (including current portion)                              $1,178.5    $1,128.9    $  776.6    $  719.7    $  669.4
Shareholders' equity                                                    $1,141.6    $1,132.4    $1,062.6    $  884.8    $  640.3
Book value per share(a)                                                 $  20.91    $  20.78    $  19.35    $  16.26    $  14.42
Total number of Common and Class B shares outstanding(a)                    54.6        54.5        54.9        54.4        44.4
==================================================================================================================================


(a) All share data and per share data for 1995 has been restated to reflect the distribution on December 29, 1995 of one Class B share for every two Common shares issued and outstanding since the Class B shares are equivalent to Common shares for such purposes.

(b) Non-recurring items, net, comprise the items set out below. It should not be interpreted that all unique or one-time items have been identified as non-recurring items nor should it be interpreted that items similar in nature to the non-recurring items described below, will not recur in future periods. 1999--recognition of tax benefits of net operating loss carryforwards ($11.0 million), restructuring charges ($4.4 million), and gain on disposal of assets ($5.0 million); 1998--benefit arising from the change in the drydock accounting policy in SCS after minority interest ($1.3 million), gain on insurance settlement ($10.2 million), and gain on disposal of assets ($6.2 million); 1997--cumulative charge (to December 1, 1996) of implementing SFAS 121 ($22.9 millions, net of taxes), gain on sale of common stock of subsidiary, net ($139.5 million), extraordinary gain on early repayment of debt ($7.4 million), and gain on disposal of assets ($10.6 million); 1996--restructuring charges ($3.9 million) and gain on disposal of assets ($6.8 million); 1995--reorganization costs in SCS ($9.0 million) and gain on disposal of assets ($0.9 million).